SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of letter submitted on February 24, 2006 to the Chilean Superintendency of Banks, which will be released in Chilean newspapers on February 25, 2006, informing the resignation of two alternate directors and the appointment of two new alternate directors.

ESSENTIAL INFORMATION

Banco de Chile informs to its customers and the general public the following:

The Board of Directors resolved at its Meeting held on February 23, 2006, to accept the resignation as alternate members of the Board of Directors presented by Mr. Edmundo Eluchans Urenda and Mr. Jorge Ergas Heymann and to appoint Mr. Jorge Díaz Vial as first Alternate Director and Mr. Jorge Ergas Heymann as second Alternate Director until the next Shareholders Meeting, effective on March 1st, 2006

This publication is made according to Articles 9 and 10 of the Securities Law N° 18,045, its regulations and according to Article 44 of the General Banking Law.

The General Manager

Santiago, February 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager